December 13, 2019

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Kathleen Krebs,

Claire DeLabar and Christine Dietz

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Taronis Fuels, Inc.
Registration Statement on Form 10-12G
Filed September 30, 2019
File No. 000-56101
Comment Letter dated November 22, 2019

Dear Staff,

Taronis Fuels, Inc. (the “Company”) has reviewed your November 22, 2019 comment letter to the Company’s Registration Statement on Form 10-12G and has the following replies.

Form 10-12G filed September 30, 2019

Description of Capital Stock Forum Provisions, page 70.

1.	We note your response to prior comment 11 and reissue it in part. Please disclose on page 70 that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also clarify in your related risk factor on page 28 that the forum provision does not apply to actions arising under the Securities Exchange Act of 1934.

Reply: We have added the requested disclosure as requested. Please see Page 28 and Page 70 to Amendment No. 2 to Form 10-12G:

Page 11 edit:

Furthermore, the exclusive forum provision does not apply to actions arising under the Securities Exchange Act of 1934.

Page 70 edit:

Notwithstanding the foregoing, shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Financial Statements – Note 4 – Acquisitions, page F-14

2.	We note your response to prior comment 13. Please tell us how you considered Rule 8- 04(c)(3) of Regulation S-X in evaluating whether individually insignificant businesses acquired were significant in the aggregate and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests for individually insignificant businesses in the aggregate, utilizing amounts for total assets and net income (loss) for Taronis Fuels in your analysis.

Reply: In analyzing our consideration whether individually insignificant business acquired were significant in the aggregate and whether we are required to include audited financial statements and proforma information in Taronis Fuels Form 10, we considered Rule 8-04 (c)(3) of Regulation S-X in our consideration. We believe it is not applicable for Taronis Fuels in as much as they were acquired by Taronis Technologies, Inc. prior to the consideration of spinning out the subsidiary. In light of the foregoing, we desire to clarify our prior response in part and note that references to historical acquisitions in our reply should have attributed to Taronis Technologies, Inc. only, as such acquisitions were made by Taronis Technologies, Inc. prior to the spin-off and in some cases prior to the organization of Taronis Fuels, Inc.

Sincerely,

/s/ Tyler B. Wilson, Esq.

Tyler B. Wilson, Esq.
Chief Financial Officer &
General Counsel